Exhibit 99.1

Logistic Properties of the Americas
(Incorporated in the Cayman Islands as an exempted company limited by shares)
(NYSE American: LPA)
NOTICE OF ANNUAL GENERAL MEETING
to be held on September 16, 2026
(or any adjourned meeting thereof)
NOTICE IS HEREBY GIVEN that an Annual General Meeting (“AGM”) of Logistic Properties of the Americas (the “Company”) will be held virtually at 9:00 a.m (Eastern Standard Time) on September 16, 2026, exclusively by webcast via www.virtualshareholdermeeting.com/LPA2026 from our offices at 1395 Brickell Avenue, Suite 800, Miami, Florida 33131, including any adjourned meeting thereof, for the following purposes:
AGENDA
1.the re-election of Mauricio Salgar and Francoise Lavertu, and the election of Pablo Ottado, each as Class II directors of the Company.
2.the ratification of the appointment of Deloitte & Touche, S.A. as auditor of the Company for 2026.
3.any other business that may properly come before the meeting.
RECORD DATE
The Board of Directors of the Company has fixed the close of business on July 20, 2026, Eastern Standard Time, as the record date for the AGM (the “Record Date”). Holders of record of the Company’s Ordinary Shares, par value US$0.0001 per share (“Ordinary Shares”) as of the Record Date are entitled to attend and vote at the AGM and any adjourned meeting thereof.
ATTENDING THE AGM
Only holders of record of Ordinary Shares as of the Record Date, or on their behalf, their appointed proxies, are entitled to attend and vote at the AGM and at any adjournment or postponement of the meeting. A list of these shareholders will be made available electronically at: www.virtualshareholdermeeting.com/LPA2026.
PROXY FORMS
A holder of Ordinary Shares as of the Record Date may appoint a proxy to exercise his or her rights at the AGM. An appointed proxy is not required to be a holder of Ordinary Shares. Please refer to the proxy form which is attached to and made a part of this notice as well as the proxy statement for further details and instructions. The proxy statement and the proxy form are also available for viewing on the “SEC Filings” section of the Company’s Investor Relations website at https://ir.lpamericas.com.
Holders of record of the Company’s Ordinary Shares as of the Record Date are cordially invited to attend the AGM virtually. If you wish to attend the virtual meeting and vote your shares visit www.virtualshareholdermeeting.com/LPA2026. Your vote is important. You are urged to complete, sign, date and return the accompanying proxy form to us as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights.
YOU MAY ALSO VOTE ELECTRONICALLY BEFORE THE MEETING BY VISITING: www.proxyvote.com or VOTE BY PHONE BY CALLING: 1-800-690-6903.
We must receive the proxy form by no later than 11:59 p.m., Eastern Standard Time, on September 15, 2026 to ensure your representation at the AGM.
ANNUAL REPORT
You may obtain a copy of the Company’s Annual Report on Form 20-F, free of charge, from the Company’s website at https://ir.lpamericas.com, or from the SEC’s website at www.sec.gov (for the Annual Report on Form 20-F).
By Order of the Board of Directors,
Esteban Saldarriaga
Chief Executive Officer
Miami, Florida, August 4, 2026